Exhibit 99.2

PRESS RELEASE

Immatics Announces Second Quarter 2024

Financial Results and Business Update

•

Clinical data from May 2024 on ACTengine® IMA203 targeting PRAME in 30 heavily pre-treated metastatic melanoma patients at RP2D: 55% confirmed objective response rate, median duration of response of 13.5 months; IMA203 continues to maintain a favorable tolerability profile

•	Registration-enabling randomized Phase 2/3 trial for ACTengine® IMA203 in 2L+ melanoma planned to commence in 2024

•	Next data update on IMA203 and IMA203CD8 (GEN2) to be presented at medical conferences in 2H 2024

•

First Phase 1 dose escalation clinical data from Immatics’ next-generation, half-life extended TCR Bispecific, TCER® IMA401 (MAGEA4/8), to be presented as an oral presentation at the European Society for Medical Oncology (ESMO) Congress 2024

•	First next-generation, half-life extended TCER® IMA402 (PRAME) dose escalation data to be announced later in 2H 2024

•	Appointment of Alise Reicin M.D. to Board of Directors

•	Cash and cash equivalents as well as other financial assets amount to $568.5 million[1] (€531.1 million) as of June 30, 2024, funding company operations into 2027

Houston, Texas and Tuebingen, Germany, August 13, 2024 – Immatics N.V. (NASDAQ: IMTX, “Immatics” or the “Company”), a clinical-stage biopharmaceutical company active in the discovery and development of T cell-redirecting cancer immunotherapies, today provided a business update and reported financial results for the quarter ended June 30, 2024.

“It is an exciting time for Immatics as we prepare to reach several major clinical milestones in the second half of the year. Starting with the presentation of the first clinical data on our TCR Bispecific, TCER® IMA401, at ESMO, followed by further data updates from our cell therapy pipeline and the initiation of the IMA203 registration-enabling clinical trial, we look forward to the continued advancement of our product candidates in the coming months,” said Harpreet Singh, Ph.D., CEO and Co-Founder of Immatics. “Patients with advanced solid tumors are in need of transformative therapies that make a meaningful difference in their quality of life. With each clinical milestone we reach, we move one step closer to making an impact in the lives of these patients.”

[1]	All amounts translated using the exchange rate published by the European Central Bank in effect as of June 30, 2024 (1 EUR = 1.0705 USD).

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Second Quarter 2024 and Subsequent Company Progress

ACTengine® Cell Therapy Program

ACTengine® IMA203 and IMA203CD8 (GEN2) monotherapy

On May 14, 2024, Immatics provided a data update on IMA203 monotherapy targeting PRAME from the ongoing Phase 1 trial at the recommended Phase 2 dose (RP2D, 1 to 10 billion total TCR-T cells) in 30 heavily pretreated metastatic melanoma patients evaluable for efficacy.

As of the data cut-off on April 25, 2024, treatment with IMA203 monotherapy in the efficacy population has demonstrated a confirmed objective response rate (cORR) of 55% (16/29), a disease control rate of 90% (27/30) and tumor shrinkage in 87% (26/30) of patients.

Median duration of response (mDOR) was 13.5 months (min 1.2+, max 21.5+ months) including 11 of 16 confirmed objective responses ongoing at data cut-off and longest duration of response ongoing at >21 months after infusion.

Confirmed response rates are similar across all melanoma subtypes (56% (9/16) in cutaneous melanoma and 54% (7/13) in other melanoma subtypes). IMA203 has exhibited a favorable tolerability profile (N=65 patients across all dose levels and all tumor types).

The next data update, which will include translational and clinical data for IMA203, as well as further details on the clinical trial design for the planned IMA203 Phase 2/3 study, will be presented in 2H 2024 at a medical conference.

Immatics is continuing dose escalation of IMA203CD8 (GEN2) with the goal of defining the optimal dose for further development. The next data update for IMA203CD8 (GEN2) is planned for 2H 2024 with a focus on continued dose escalation data in melanoma patients. In addition to treating melanoma patients, Immatics has also started to expand its clinical footprint outside of melanoma to address a broader patient population with a particular focus on ovarian and uterine cancers.

TCR Bispecifics Programs

Immatics’ T cell engaging receptor (TCER®) candidates are next-generation, half-life extended TCR Bispecific molecules. They are designed to maximize efficacy while minimizing toxicities and provide a patient-convenient dosing schedule through the proprietary format consisting of a high-affinity TCR domain against the tumor target and a low-affinity T cell recruiter binding to the T cell.

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Upcoming milestones for Immatics’ clinical TCER® pipeline

Martin Wermke, M.D. will present the first clinical data from Immatics’ IMA401 (MAGEA4/8) at the ESMO Congress during an oral presentation titled, Initial safety, pharmacokinetics, and anti-tumor activity data of TCER IMA401, a MAGEA4/8-directed half-life extended TCR Bispecific, in Phase 1 dose escalation, on September 16, 2024, at 11:25 CEST.

Data from approximately 30 patients from the dose escalation phase will be presented. Key objectives include: (1) Demonstrating tolerability of the novel, next-generation, half-life extended TCR Bispecifics format; (2) optimizing dosing schedule to a less frequent regimen during dose escalation, based on pharmacokinetics data; and (3) demonstrating initial clinical anti-tumor activity.

IMA402 (PRAME) data are planned to be announced later in 2H 2024 and will include data from at least 15 patients in early stages of dose escalation across multiple solid cancers, but initially focused on melanoma.

TCER® IMA401 (MAGEA4/8)

The Phase 1 dose escalation basket trial to evaluate safety, tolerability and initial anti-tumor activity of TCER® IMA401 in patients with recurrent and/or refractory solid tumors is ongoing. IMA401 targets an HLA-A*02:01-presented peptide that occurs identically in two different proteins, MAGEA4 and MAGEA8. This target peptide has been selected based on natural expression in native solid tumors at particularly high target density (peptide copy number per tumor cell identified by Immatics’ proprietary quantitative mass spectrometry engine XPRESIDENT® is >5x higher than for a MAGEA4 peptide target used in other clinical trials). MAGEA4 and MAGEA8 are expressed in multiple solid cancers including lung cancer, head and neck cancer, melanoma, ovarian cancer, sarcoma and others.

IMA401 is being developed in collaboration with Bristol Myers Squibb.

TCER® IMA402 (PRAME)

Immatics initiated the Phase 1/2 trial investigating the Company’s fully owned TCER® candidate IMA402 in patients with recurrent and/or refractory solid tumors in August 2023. Initial focus indications are ovarian cancer, lung cancer, uterine cancer and cutaneous and uveal melanoma, among others. IMA402 targets an HLA-A*02:01-presented peptide derived from the tumor antigen PRAME. This target peptide has been selected based on natural expression in native solid primary tumors and metastases at particularly high target density (peptide copy number per tumor cell identified by Immatics’ proprietary quantitative mass spectrometry engine XPRESIDENT®).

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Corporate Development

In July 2024, Alise Reicin, M.D., was appointed to Immatics’ Board of Directors as the Company is advancing its pipeline of TCR-based cell therapy and bispecific product candidates into the next phase of development. Dr. Reicin brings extensive experience in early- and late-stage clinical development and has led the successful development of multiple important new therapies, including Keytruda®.

Second Quarter 2024 Financial Results

Cash Position: Cash and cash equivalents as well as other financial assets total €531.1 million ($568.5 million1) as of June 30, 2024, compared to €425.9 million ($455.9 million1) as of December 31, 2023. The increase is mainly due to the public offering in January 2024, partly offset by ongoing research and development activities. The Company projects a cash runway into 2027.

Revenue: Total revenue, consisting of revenue from collaboration agreements, was €18.8 million ($20.1 million1) for the three months ended June 30, 2024, compared to €22.4 million ($24.0 million1) for the three months ended June 30, 2023. The decrease is mainly the result of a one-time revenue of €13.7 million associated with an opt-in payment by BMS during the three months ended June 30, 2023.

Research and Development Expenses: R&D expenses were €35.2 million ($37.7 million1) for the three months ended June 30, 2024, compared to €27.3 million ($29.2 million1) for the three months ended June 30, 2023. The increase mainly resulted from costs associated with the advancement of the clinical pipeline candidates.

General and Administrative Expenses: G&A expenses were €10.1 million ($10.8 million1) for the three months ended June 30, 2024, compared to €9.4 million ($10.1 million1) for the three months ended June 30, 2023.

Net Profit and Loss: Net loss was €18.0 million ($19.3 million1) for the three months ended June 30, 2024, compared to a net loss of €24.6 million ($26.3 million1) for the three months ended June 30, 2023. The decrease in net loss despite decreased revenue and increased operating expenses is driven by an increased financial result.

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Full financial statements can be found in the 6-K filed with the Securities and Exchange Commission (SEC) on August 13, 2024, and published on the SEC website under www.sec.gov.

Upcoming Investor Conferences

Jefferies London Healthcare Conference, London, United Kingdom – November 19 – 21, 2024

To see the full list of events and presentations, visit www.investors.immatics.com/events-presentations.

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About Immatics

Immatics combines the discovery of true targets for cancer immunotherapies with the development of the right T cell receptors with the goal of enabling a robust and specific T cell response against these targets. This deep know-how is the foundation for our pipeline of Adoptive Cell Therapies and TCR Bispecifics as well as our partnerships with global leaders in the pharmaceutical industry. We are committed to delivering the power of T cells and to unlocking new avenues for patients in their fight against cancer.

Immatics intends to use its website www.immatics.com as a means of disclosing material non-public information. For regular updates you can also follow us on X, Instagram and LinkedIn.

Forward-Looking Statements

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. For example, statements concerning timing of data read-outs for product candidates, the timing, outcome and design of clinical trials, the nature of clinical trials (including whether such clinical trials will be registration-enabling), the timing of IND or CTA filing for pre-clinical stage product candidates, estimated market opportunities of product candidates, the Company’s focus on partnerships to advance its strategy, and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “plan”, “target”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or

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implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The Company undertakes no duty to update these forward-looking statements. All the scientific and clinical data presented within this press release are – by definition prior to completion of the clinical trial and a clinical study report – preliminary in nature and subject to further quality checks including customary source data verification.

For more information, please contact:

Media

Trophic Communications

Phone: +49 171 3512733

immatics@trophic.eu

Immatics N.V.

Jordan Silverstein

Head of Strategy

Phone: +1 346 319-3325

InvestorRelations@immatics.com

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Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Loss of Immatics N.V.

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	(Euros in thousands, except per share data)		(Euros in thousands, except per share data)
Revenue from collaboration agreements	18,755	22,354	49,024	32,150
Research and development expenses	(35,216)	(27,317)	(67,324)	(54,898)
General and administrative expenses	(10,128)	(9,358)	(21,770)	(18,944)
Other income	25	6	37	948

Operating result	(26,564)	(14,315)	(40,033)	(40,744)
Change in fair value of liabilities for warrants	(648)	(13,105)	395	(5,708)
Other financial income	9,665	3,954	20,580	6,748
Other financial expenses	(305)	(1,144)	(515)	(4,653)

Financial result	8,712	(10,295)	20,460	(3,613)

Loss before taxes	(17,852)	(24,610)	(19,573)	(44,357)
Taxes on income	(170)	—	(1,503)	—
Net loss	(18,022)	(24,610)	(21,076)	(44,357)

Net loss per share:
Basic	(0.17)	(0.32)	(0.21)	(0.58)
Diluted	(0.17)	(0.32)	(0.21)	(0.58)

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Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Comprehensive Loss of Immatics N.V.

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	(Euros in thousands)		(Euros in thousands)
Net loss	(18,022)	(24,610)	(21,076)	(44,357)
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Currency translation differences from foreign operations	462	(224)	798	340

Total comprehensive loss for the year	(17,560)	(24,834)	(20,278)	(44,017)

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Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Financial Position of Immatics N.V.

	As of
	June 30, 2024	December 31, 2023
	(Euros in thousands)
Assets
Current assets
Cash and cash equivalents	158,143	218,472
Other financial assets	372,964	207,423
Accounts receivables	2,811	4,093
Other current assets	25,200	19,382

Total current assets	559,118	449,370
Non-current assets
Property, plant and equipment	50,289	43,747
Intangible assets	1,608	1,523
Right-of-use assets	14,616	13,308
Other non-current assets	1,336	2,017

Total non-current assets	67,849	60,595

Total assets	626,967	509,965

Liabilities and shareholders’ equity
Current liabilities
Provisions	3,437	—
Accounts payables	18,791	25,206
Deferred revenue	95,521	100,401
Liabilities for warrants	18,598	18,993
Lease liabilities	3,178	2,604
Other current liabilities	10,021	9,348

Total current liabilities	149,546	156,552
Non-current liabilities
Deferred revenue	75,298	115,527
Lease liabilities	14,235	12,798
Other non-current liabilities	—	4

Total non-current liabilities	89,533	128,329
Shareholders’ equity
Share capital	1,031	847
Share premium	1,006,064	823,166
Accumulated deficit	(618,369)	(597,293)
Other reserves	(838)	(1,636)

Total shareholders’ equity	387,888	225,084

Total liabilities and shareholders’ equity	626,967	509,965

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Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Cash Flows of Immatics N.V.

	Six months ended June 30,
	2024	2023
	(Euros in thousands)
Cash flows from operating activities
Net loss	(21,076)	(44,357)
Taxes on income	1,503	—
Loss before tax	(19,573)	(44,357)
Adjustments for:
Interest income	(12,660)	(4,999)
Depreciation and amortization	6,116	3,666
Interest expenses	420	401
Equity-settled share-based payment	8,605	11,615
Loss from disposal of fixed assets	1	—
Net foreign exchange differences and expected credit losses	(7,723)	4,081
Change in fair value of liabilities for warrants	(395)	5,708
Changes in:
Decrease in accounts receivables	1,283	781
Decrease/(increase) in other assets	(1,246)	765
(Decrease) in deferred revenue, accounts payables and other liabilities	(48,493)	(9,889)
Interest received	8,260	2,051
Interest paid	(420)	(146)
Income tax paid	—	—

Net cash used in operating activities	(65,825)	(30,323)

Cash flows from investing activities
Payments for property, plant and equipment	(11,797)	(15,004)
Payments for intangible assets	(148)	(154)
Payments for investments classified in other financial assets	(356,596)	(170,326)
Proceeds from maturity of investments classified in other financial assets	196,548	164,929

Net cash used in investing activities	(171,993)	(20,555)

Cash flows from financing activities
Proceeds from issuance of shares to equity holders	174,476	38,608
Transaction costs deducted from equity	—	(1,157)
Repayments related to lease liabilities	(397)	(1,866)

Net cash provided by financing activities	174,079	35,585

Net decrease in cash and cash equivalents	(63,739)	(15,293)

Cash and cash equivalents at beginning of the year	218,472	148,519

Effects of exchange rate changes and expected credit losses on cash and cash equivalents	3,410	(2,821)

Cash and cash equivalents at end of the year	158,143	130,405

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Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Changes in Shareholders’ Equity of Immatics N.V.

(Euros in thousands)	Share capital	Share premium	Accumulated deficit	Other reserves	Total share- holders’ equity
Balance as of January 1, 2023	767	714,177	(500,299)	(1,481)	213,164
Other comprehensive income	—	—	—	340	340
Net loss	—	—	(44,357)	—	(44,357)
Comprehensive loss for the year	—	—	(44,357)	340	(44,017)
Equity-settled share-based compensation	—	11,615	—	—	11,615
Share options exercised	—	40	—	—	40
Issue of share capital – net of transaction costs	37	37,374	—	—	37,411

Balance as of June 30, 2023	804	763,206	(544,656)	(1,141)	218,213

Balance as of January 1, 2024	847	823,166	(597,293)	(1,636)	225,084
Other comprehensive income	—	—	—	798	798
Net loss	—	—	(21,076)	—	(21,076)
Comprehensive loss for the year	—	—	(21,076)	798	(20,278)
Equity-settled share-based compensation	—	8,605	—	—	8,605
Share options exercised	1	1,036	—	—	1,037
Issue of share capital – net of transaction costs	183	173,257	—	—	173,440

Balance as of June 30, 2024	1,031	1,006,064	(618,369)	(838)	387,888

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